

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Richard D. Surber
Chief Executive Officer
Green Endeavors, Ltd.
59 West 100 South
Second Floor
Salt Lake City, Utah 84101

> **Re:** **Green Endeavors, Ltd.**
> **Form 10**
> **Filed June 22, 2010**
> **File No. 000-54018**

Dear Mr. Surber:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/Larry Spirgel
Larry Spirgel
Assistant Director